SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950



ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

July 25, 2003



03029149

By Fax

Corporate Finance
TSX Venture Exchange
The Exchange Tower, 3rd Floor,
2 First Canadian Place,
Toronto, Ontario, M5X 1J2

Attn: Ms. Jasmine Handanovic, Analyst, Corporate Finance

Dear Ms. Handanovic:

Re: Altai Resources Inc. ("Altai") - Incentive Stock Option

On July 3, 2003, the following stock options have expired without being exercised.

Name of Optionee	Position	No. of Option Shares Expired	Option Price
Niyazi Kacira	Officer	133,000	$0.35/share
Maria Au	Officer	30,000	$0.35/share
		163,000 shares	

On July 23, 2003 Niyazi Kacira has exercised stock option of 120,000 shares at exercise price of $0.10 per share.

Including the above stock option cancellation and exercise, Altai's number of outstanding stock option shares is 1,753,000 shares, leaving 330,000 shares reserved for future stock option allocation under the 2002 Stock Option Plan.

Yours sincerely,

ALTAI RESOURCES INC.

Maria Au
Secretary-Treasurer

dlw 8/11

c.c. Ontario Securities Commission
Commission des Valeurs Mobilieres du Quebec
British Columbia Securities Commission
Alberta Securities Commission

(By Mail)
United States Securities & Exchange Commission
- Attn: Office of International Corporate Finance

atcr079~tsxventure.op.30725/ik